Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:

Income from continuing operations before income tax expense	$16,571	$50,519	$45,714	$27,890	$26,074	$31,807
Fixed Charges	4,147	16,892	12,057	7,351	5,556	141
Earnings	$20,718	$67,411	$57,771	$35,241	$31,630	$31,948

Fixed charges:
Interest expense	$3,816	$15,560	$11,012	$5,068	$4,005	$141
Net amortization of debt premiums and deferred financing fees	331	1,332	1,045	2,283	1,551	—
	$4,147	$16,892	$12,057	$7,351	$5,556	$141

Ratio of Earnings to Fixed Charges:	5.0x	4.0x	4.8x	4.8x	5.7x	226.6x